Virtuix Omni
@VirtuixOmni

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$5MM of investment interest in 48 hours! Interested in investing too? seedinvest.com/virtuix/series…

Virtuix
Founded in early 2013 and with 31 employees, Virtuix one of the pioneers of the recent rebirth of virtual reality ("VR") and the leader in Active VR. Without the ability to move around in the vi...
seedinvest.com

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7:38 AM - 7 Jan 2016